UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

(Mark One)
[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

or

[   ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the transition period from                     to

Commission file number: 1-12123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JLG Industries, Inc. Employees’ Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for the JLG Industries, Inc. Employees’ Retirement Savings Plan (the “Plan”). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended December 31, 2003 and 2002.

Pages
Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2
Audited Financial Statements and Supplemental Schedule	3-12

JLG Industries, Inc.
Employees’ Retirement Savings Plan

Financial Report

December 31, 2003

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
JLG Industries, Inc. Employees’ Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of JLG Industries, Inc. Employees’ Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2002, were audited by other auditors whose report dated June 5, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of JLG Industries, Inc. Employees’ Retirement Savings Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 14, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Trustees
JLG Industries, Inc. Employees’
   Retirement Savings Plan
McConnellsburg, Pennsylvania

     We have audited the accompanying statement of net assets available for Plan benefits of the JLG Industries, Inc. Employees’ Retirement Savings Plan (Plan) as of December 31, 2002 and the related statements of changes in net assets available for Plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SMITH ELLIOTT KEARNS & COMPANY, LLC
Chambersburg, Pennsylvania
June 5, 2003

FINANCIAL STATEMENTS

JLG Industries, Inc. Employees’ Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
ASSETS
Investments, at fair value	$106,058,532	$80,806,072
Receivables
Employee contributions	—	78,608
Employer contributions	—	38,803
Accrued income	—	9,337

Total receivables	—	126,748

Total assets	106,058,532	80,932,820
LIABILITIES
Due to Plan participants	2,085	—

Net assets available for benefits	$106,056,447	$80,932,820

The accompanying notes are an integral part of these financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Years ended December 31,

	2003	2002
Additions
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investments	$27,882,678	$(15,042,837)
Other investment income	—	217,574

	27,882,678	(14,825,263)

Contributions
Employer contributions	856,305	1,331,535
Employee contributions	3,521,989	3,615,768
Rollovers	201,936	749,037

	4,580,230	5,696,340

Total additions	32,462,908	(9,128,923)
Deductions
Deductions from net assets attributed to:
Benefits paid to participants	7,310,223	6,833,215
Administrative expenses	29,058	15,723

Total deductions	7,339,281	6,848,938

NET INCREASE (DECREASE)	25,123,627	(15,977,861)
Net assets available for benefits
Beginning of year	80,932,820	96,910,681

End of year	$106,056,447	$80,932,820

The accompanying notes are an integral part of these financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN

The following brief description of the JLG Industries, Inc. Employees Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan which covers substantially all domestic employees of JLG Industries, Inc., JLG Equipment Services, Inc. and Access Financial Solutions, Inc. (collectively, the “Company”). The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Administrative Committee of JLG Industries, Inc. (the “Company”). The Company may pay all or a portion of the administrative expenses of the Plan. Any expenses not paid by the Company shall be paid out of Plan assets.

Contributions

The Plan consists of two parts: a 401(k) savings feature and Company profit sharing contributions. The 401(k) savings feature provides for both participants’ pre-tax contributions and the Company’s matching contributions. Participants may elect to make pre-tax contributions up to 20% of their eligible compensation. Participants may also contribute amounts representing distributions from other tax qualified plans. The Company matches participants’ contributions at a rate of $.50 for every $1.00 contributed up to a maximum of 5% of the participants’ eligible compensation. Profit sharing contributions are based upon the profitability of the Company and the amounts are determined at the discretion of the Board of Directors of JLG Industries, Inc.

Distributions

Participants’ accounts are payable upon attaining age 59-1/2 and election by the participant or age 70-1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan also provides for withdrawal of the participants’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.

Vesting

Participants become vested in their account balances as follows: immediate and full vesting of their 401(k) contributions and graduated vesting in their profit sharing and Company matching contributions. Participants become fully vested in their Company matching 401(k) contributions, profit sharing accounts, and Company stock accounts after four years of service, with 25% vesting after two years, 50% vesting after three years, and 100% vesting after four years of service. Upon termination of employment, a participant receives the vested portion of their accounts in accordance with Plan provisions.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN — Continued

Participation

Employees become participants in the Plan on the first day of the month following 30 days of employment. Participants’ accounts are credited with their salary deferral contributions, the Company’s profit-sharing contributions and the Company’s matching contributions. Participants also receive allocations of Plan earnings or losses. Allocations of Plan earnings are based upon participants’ average account balances.

Participants direct their contributions into the thirteen different investment options. Participants may change their investment elections daily in 5% increments.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000, 50% of their vested account balance, or 100% of their pre-tax, after-tax, and rollover account balances. Loan terms generally do not exceed five years. Loans are secure by the balance in the participant’s account and bear interest at a reasonable rate to be determined at the time the loan begins based upon prevailing market rates. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, a life annuity or installment payments.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets available for benefits of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation

Investments are stated at fair value. Fair value is based on the quoted market price, if it is available. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Forfeited Accounts

For the year ended December 31, 2003, $482,752 of forfeitures of Company contributions was used to offset current employer contributions (none in 2002). At December 31, 2003 and 2002, $0 and $636,642, respectively, are available to reduce future employer contributions.

Benefit Payments

Benefit payments are recorded when paid.

Reclassifications

The 2002 financial statements include certain reclassification to conform to the current year report.

NOTE C — TAX STATUS

The Plan obtained its latest determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002
Mutual Funds:
MM Money Market Fund	19,673,014	23,445,524
Vanguard Institutional Index Fund	14,986,778	12,924,301
Quest Balanced Fund	11,737,727	9,191,294
MM Mid Cap Growth II Fund	8,557,286	6,580,994
MM Focused Value Fund	5,778,824	*
PIMCO Total Return Fund	4,968,959	6,270,173
JLG Company Stock Fund	29,423,175	13,758,722

*Amount does not exceed 5% of Plan assets at the beginning of the year.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE D — INVESTMENTS – Continued

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds and Pooled Separate Accounts	$11,631,203	$(9,493,028)
Common stock	16,251,475	(5,549,809)

	$27,882,678	$(15,042,837)

NOTE E — RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the years ended December 31, 2003 and 2002 to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$106,056,447	$80,932,820
Contributions receivable:
Employee	—	(78,608)
Employer	—	(38,803)
Due to Plan participants	2,085	—

Net assets available for benefits per the Form 5500	$106,058,532	$80,815,409

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE F — RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500 — Continued

The following is a reconciliation of changes in net assets per the financial statements for the years ended December 31, 2003 and 2002 to the Form 5500:

	2003	2002
Changes in net assets available for benefits per the financial statements	$25,123,627	$(15,977,861)
Contributions receivable	117,411	(117,411)
Excess contributions due to Plan participants	2,085	—

Changes in net assets available for benefits per the Form 5500	$25,243,123	$(16,095,272)

SUPPLEMENTAL INFORMATION

JLG Industries, Inc. Employees’ Retirement Savings Plan

FORM 5500, SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-1405233
PLAN NO.: 001

December 31, 2003

		Current
Identity of Issuer	Description	Value
* Massachusetts Mutual Life Insurance Company:
JLG Industries Stock Fund	Common Stock Fund	$29,423,175
Money Market Fund	Money Market Fund	19,673,014
Vanguard Institutional Index Fund	Mutual Fund	14,986,778
Quest Balanced Fund	Pooled Separate Account	11,737,727
Mid Cap Growth II Fund	Pooled Separate Account	8,557,286
Focused Value Fund	Pooled Separate Account	5,778,824
PIMCO Total Return Fund	Mutual Fund	4,968,959
DLB Small Company Opportunities Fund	Pooled Separate Account	1,884,639
Small Cap Growth Fund	Pooled Separate Account	1,607,554
Large Cap Value Fund	Pooled Separate Account	1,532,390
International Equity Fund	Pooled Separate Account	706,330
Growth Equity Fund	Pooled Separate Account	704,941
* State Street Bank and Trust:
Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts	194,084
* Participant Loans	Interest ranging from 5.00% to 11.75%, terms from 1 to 5 years	4,302,831

		$106,058,532

* Parties-in-interest.

EXHIBITS

23.1	Consent of Grant Thornton LLP

23.2	Consent of Smith Elliott Kearns & Company, LLC

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JLG Industries, Inc. Employees’ Retirement Savings Plan (Name of Plan)
Date: July 12, 2004	/s/ Thomas D. Singer

Thomas D. Singer Senior Vice President, General Counsel and Secretary

JLG INDUSTRIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton, LLP

23.2	Consent of Smith Elliott Kearns & Company, LLC